REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO INFORMS OF
EXTRAORDINARY SHAREHOLDERS’ MEETING CALLED BY SHAREHOLDER

Guadalajara, Jalisco, Mexico, November 19, 2013 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V., (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announces the publication in the Reforma newspaper of Mexico, on Saturday, November 16, 2013, of a legal notice, issued by the 38th judge for civil matters in the Federal District, which calls for an Extraordinary Shareholders’ Meeting (“ESM”) for GAP’s shareholders at the request of one of GAP’s shareholders, Grupo Mexico, S.A.B. de C.V. (BMV:GMEXICO), to be held on Tuesday, December 3, 2013.

The main objective of the ESM will be the proposal, discussion and possible approval of the non-renewal of the Technical Assistance and Technology Exchange Contract (the “CATTT”), which was signed on August 25, 1999, by GAP, its subsidiaries and its strategic partner, Aeropuertos Mexicanos del Pacífico, S.A.P.I. de C.V. (“AMP”). This contract is currently in effect.

The main components of the CATTT are as follows:

  AMP, as the Company’s strategic partner, provides advisory and administrative services to the Company; in addition, AMP shares technological expertise with the Company across several areas, including commercial development activities, assistance in preparing Master Development Programs for each of the Company’s airports, the preparation of market studies focused on increasing passenger traffic and improvements to airport operations.

  Under the CATTT, GAP was awarded an exclusive license within Mexico for the use of all of the technical assistance and industry knowledge of AMP or its shareholders over the lifetime of the contract. The contract is in effect until August 25, 2014. However, the CATTT automatically renews for a period of an additional 5 years unless one of the parties notifies its counterparties of the termination of the contract at least 60 days prior to the then-current termination date.

In Mexico	In the U.S.
Miguel Aliaga, Institutional Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (33) 38801100 ext 202	Tel: 212 406 3691 / 3693
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates: http://twitter.com/aeropuertosGAP

  The decision to not renew the contract requires the approval at an extraordinary shareholders’ meeting by at least 51% of the Series B shareholders, excluding AMP and any of AMP’s affiliates.

Additionally, it is important to mention that the ESM was neither requested by, nor part of a proposal presented to, GAP’s governing bodies, nor was the Company’s management notified of the ESM in accordance with any applicable legal or statutory provisions. GAP has no knowledge of the documentation, if any, that will be presented to the Company’s shareholders. In addition, the ESM announcement contains a location and procedures for the ESM that differ from those typically employed by the Company.

The Company will disclose additional details as soon as it may access the information currently in possession of the court that issued the legal order convoking the ESM.

***

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: November 20, 2013